SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                         Schedule 14D-9


        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934





            MIMBRES VALLEY FARMERS ASSOCIATION, INC.
                    (Name of subject company)


            Mimbres Valley Farmers Association, Inc.
                (Name of Person Filing Statement)


                          Common Stock
                 (Title of Class of Securities)



      CUSIP Number of Class of Securities:  Not Applicable




                      Donald B. Monnheimer
               Kemp, Smith, Duncan & Hammond, P.C.
                  500 Marquette NW, Suite 1200
                 Albuquerque, New Mexico  87102
                         (505) 247-2315
                      Fax:  (505) 764-5480
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person
                        filing statement)

Item 1.  Security and Subject Company

     This statement relates to common stock of Mimbres Valley
Farmers Association, Inc., a New Mexico corporation ("Farmers"), whose principal executive offices are at 811 South Platinum, Deming, New Mexico 88030.

Item 2.  Tender Offer of the Bidder

     This statement relates to a tender offer dated June 3, 1996 by John Brownfield, John Keck, J.W. Donaldson Jr., Frederick H. Sherman, Kenny Stevens, Harold Morrow and approximately 54 other persons. Mr. Brownfield's address is HC 66, Box 28, Deming, New Mexico 88030; Mr. Keck's address is Alamo Rancho Company, 83-555 Airport Blvd., Thermal, California 92274; Mr. Donaldson's address is Rt. 2, Box 129, Deming, New Mexico 88030; Mr. Sherman's address is Sherman & Sherman, P.C., 210 South Silver, Deming, New Mexico 88030; Mr. Stevens' address is Rt. 2, Box 1285, East Dona Ana Road, Deming, New Mexico 88030; and Mr. Morrow's address is Morrow & Company, 800 West Florida, Deming, New Mexico 88030. The tender offer indicates that the bidders other than the persons named above are included solely for the purpose of providing legal ownership for all the shares that may be purchased, in view of a requirement of the Farmers articles and bylaws that restricts legal ownership of Farmers shares to a maximum of 240 per person. The tender offer indicates that the six individuals named above will be the beneficial owners of all acquired stock, and will exercise all power pertaining to such stock.

Item 3.  Identity and Background

     The person filing this statement is Mimbres Valley Farmers
Association, Inc., whose address is 811 South Platinum, Deming, New
Mexico  88030.

     There are material actual or potential conflicts of interest between Farmers and three of the bidders: John Brownfield, J.W. Donaldson, Jr., and Harold Morrow. Messrs. Brownfield and Donaldson are current directors of Farmers, and may have a conflict of interest arising from their duty of loyalty to the shareholders of Farmers. Farmers believes, however, that this conflict of interest may be resolved by Messrs. Brownfield and Donaldson fully abstaining from any deliberation or vote of the Board pertaining to the tender offer or the response of Farmers thereto. To date, Messrs. Brownfield and Donaldson have so abstained. For the eleven years prior to June 4, 1996, when he resigned, Mr. Morrow was the outside auditor of Farmers. Farmers believes that Mr. Morrow's resignation without notice and under the circumstances, and also certain statements attributable to Mr. Morrow in the tender offer, constitute conflicts of interest with his duty owed to Farmers in his role as a certified public accountant.

Item 4.  The Solicitation and Recommendation

     See pages 1 through 5 of the attached Exhibit EX-20 (Letter dated August 22, 1996 from James E. Keeler, Chairman of the Farmers Board of Directors, to Farmers shareholders). See also the
Schedule 14D-9 dated June 15, 1996 (previously filed), and Exhibit A attached thereto, and the Schedule 14D-9 dated June 26
(previously filed), and Exhibit A attached thereto.

Item 5.  Persons Retained, Employed or to Be Compensated

     None.

Item 6.  Recent Transactions and Intent with Respect to Securities

     Not applicable.

Item 7.  Certain Negotiations and Transactions by the Subject
         Company

     No negotiation is being undertaken or is underway by Farmers in response to the tender offer, and there is no transaction, board resolution, agreement in principle, or signed contract, that relates to or would result in any of the circumstances listed in
Item 7(a)(1) through (4).

Item 8.  Additional Information to be Furnished

     None.

Item 9.  Material to be Furnished as Exhibits

     See Exhibit EX-20 (Letter dated August 22, 1996 from James E. Keeler, Chairman of the Farmers Board of Directors, to Farmers shareholders).


     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 22, 1996                    James E. Keeler
                                   James E. Keeler, Chairman of
                                   the Board and President